UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2020

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

As previously disclosed, on March 11, 2020, the board of directors of Galmed Pharmaceuticals Ltd. (the “Company”) resolved to adopt an exemption available under Israeli law from the requirement to appoint external directors. Accordingly, Tali Yaron-Eldar and David Sidransky are no longer classified as external directors and their terms of appointment end on June 12, 2020. On May 12, 2020, the board of directors of the Company resolved to extend Mr. Sidransky’s term as director as of June 12, 2020 through the end of the next annual meeting of the shareholders of the Company.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-223923).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: May 18, 2020	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer